[AmTrust Financial Services, Inc. letterhead]

January 19, 2018

Via EDGAR
Ms. Bonnie Baynes
Mr. Mark Brunhofer
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:     AmTrust Financial Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed April 4, 2017
Form 10-Q for the Quarterly Period ended September 30, 2017
Filed November 9, 2017
File No. 001-33143

Dear Ms. Baynes and Mr. Brunhofer:

Thank you for your letter dated December 5, 2017 (the “Comment Letter”), setting forth comments of the Division of Corporation Finance (the “Staff”) regarding the above-referenced filings of AmTrust Financial Services, Inc.

We have carefully considered the Staff’s comments and set forth our responses below. For the convenience of the Staff, each numbered paragraph response herein corresponds to the same numbered paragraph in the Comment Letter.

Form 10-K for the fiscal year ended December 31, 2016

Note 12, Loss and Loss Adjustment Expense Reserves, page F-68

1.
It appears that there are various discrepancies between your discussions of prior year development for 2016 in both the paragraph following the table on page F-68 and in Management's Discussion and Analysis (MD&A) as compared to the development depicted in your claims development tables presented in Note 13. Please explain to us how your disclosure on page F-68 and in MD&A is appropriate in light of the following apparent discrepancies:

•
On page F-69 you indicate that the $257.9 million adverse development in 2016 relates to higher actuarial estimates based on actual losses in your Small Commercial Business and Specialty Program segments. From the claims development tables in Note 13, it appears that the Small Commercial segment experienced favorable development of $36.6 million while the Specialty Program and Specialty Risk and Warranty segments experienced adverse development.

Bonnie Baynes
Mark Brunhofer
Division of Corporation Finance
January 19, 2018

•
On pages 69 and F-69 you indicate that prior year adverse development in 2016 for your Small Commercial Business segment was driven primarily by commercial auto and general liability businesses, as well as increases in your non-California workers' compensation business offset by decreases in your California workers' compensation business. From the claims development tables on pages F-71 through F-74, it appears that your workers' compensation business experienced favorable development of $77.5 million that more than offset adverse development in the commercial auto and general liabilities lines.

•
On pages 73 and F-69 you indicate that prior year adverse development in 2016 for your Specialty Program segment was driven primarily by your commercial auto and general liability programs. From the claims development tables on pages F-76 through F-79, it appears that general liability experienced $214.8 million of the $323.8 million in adverse development depicted in the tables for this segment with workers' compensation adverse development of $59.2 million being greater than that of commercial auto at $49.8 million.

•
On page 72 you indicate that there were no material increases or decreases as a result of prior year development for your Specialty Risk and Extended Warranty segment in 2016. From the claims development tables on pages F-80 through F-85 it appears that you experienced total adverse development of $159.3 million with only the property line showing favorable development of $19.0 million.

Response:

Prior to 2016, as further discussed below, the accident year incurred loss data maintained by the Company was not at the level of disaggregation required by Note 13 and ASC 944-40-50-4B. The Company has significantly increased its actuarial resources and developed a central actuarial function beginning in 2015, and in 2016, the actuarial processes and related reporting functions were significantly enhanced, including improving consistency in analysis and process for recording losses and loss expenses. The enhanced resources and processes improved our ability to prepare the 2016 information in MD&A, Note 12 and Note 13. In addition, in June 2017, as part of the Company’s response to the material weaknesses identified in our financial reporting processes, I was appointed as Chief Financial Officer, and the Company has expanded its financial reporting resources. The Company is committed to improving and enhancing its disclosures.

As a new requirement in 2016, Note 13 was difficult to present in prior years because the Company did not historically maintain data in a format that would facilitate presentation of the Note 13 tables. In order to complete the Note 13 tables, the Company, given data limitations, had to make reasonable judgments to allocate certain bulk reserves by accident year and line of business in prior years. Furthermore, the preparation of Note 12, which informs MD&A, and the preparation of Note 13, require different levels of aggregation and other differences, which are discussed in our response to Comment No. 2.

The differences in the reserve development for the segments and lines of business reported in MD&A and Note 13 noted by the Staff result from the Company’s disaggregation, for the purposes of Note 13, of certain reserve adjustments made in 2015, which were made at the reporting segment level, but not allocated by line of business within each segment. Specifically, in 2015, the Company made reserve adjustments at the reporting segment level in the net amount of $(325) million (reduction to reserves) to effectuate management’s best estimate of the Company’s consolidated net loss and loss adjustment expense reserves.

Bonnie Baynes
Mark Brunhofer
Division of Corporation Finance
January 19, 2018

The adjustments were allocated by segment as follows: a $139 million increase to net reserves in the Small Commercial Business segment, a $249 million decrease to net reserves in the Specialty Risk and Extended Warranty segment and a $215 million decrease to net reserves in the Specialty Program segment (the “2015 Adjustments”).

In order to meet the requirements for the Note 13 tables, the Company, for the first time in 2016, disaggregated the 2015 Adjustments by accident year and line of business to complete the 2015 column of the Note 13 tables. Because we did not have line of business data for the 2015 Adjustments, we employed a systematic methodology based on line of business reserve balances to disaggregate the 2015 Adjustments to the lines of business within each reporting segment as reflected in the Note 13 tables, which was different than the allocation process the Company used to prepare Note 12 and MD&A. For each segment, the adjustments were allocated by line of business and accident year, pro rata, based on each line of business’ and accident year’s share of the segment’s reserves as of December 31, 2015. In light of our data limitations, we determined the pro-rata distribution of the 2015 Adjustments for the 2015 column in Note 13 was rational and provided a reasonable picture of the trends in our reserve development.

In 2016, the Company, pursuant to its newly adopted actuarial procedures and processes1, all management adjustments were made at the line of business level. The 2016 column of the Note 13 tables reflect this allocation of management adjustments by line of business, which does not match the pro-rata allocation methodology reflected in the 2015 column.

The period to period comparisons in MD&A and the prior year development disclosed in Note 12 did not use the pro-rata allocation of the 2015 Adjustments reflected in the 2015 column in Note 13 as a starting point. Instead, the Company evaluated the primary components of its prior year development in the amount of $258 million based on the changes in actuarial central estimates and changes in the management adjustments by line of business from period to period, to the extent that the Company had completed reserves studies for each line of business and had data available. To address incomplete data for certain lines of business, the Company based its determination of reserve development on the change in incurred losses at the business unit level. The Company believes that the resulting MD&A disclosure presents a reasonable description of the Company’s reserve development by line of business, which is consistent with Note 12.

The MD&A disclosure is consistent with Regulation S-K, Item 303(a)(3), which requires that the registrant describe (i) “unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations” and (ii) “known trends or uncertainties that have had … a material favorable or unfavorable impact on … income from continuing operations.”

The different results arising from the pro-rata distribution of the 2015 Adjustments that the Company used to complete the 2015 column in Note 13 and the analysis of the Company’s prior year development used for MD&A creates the anomalies noted by the Staff, particularly with

_____________________
1 The Company restructured and enhanced its internal actuarial function commencing in 2015, including the addition of a new actuarial leadership team consisting of a new Chief Actuary, Chief Reserving Actuary and Chief Pricing Actuary. This first impacted the Company's process for setting reserves in 2016.

Bonnie Baynes
Mark Brunhofer
Division of Corporation Finance
January 19, 2018

respect to the workers’ compensation line of business in the Small Commercial Business segment. While these differences may impact the magnitude of the trends, the Company believes that, directionally, the Note 13 tables reflect the reserve development experienced by the Company.

Going forward, the process developed in 2016 will result in consistent allocations of reserve adjustments, to the extent determined to be appropriate, by accident year and line of business in the Note 13 tables. Furthermore, the Company will include disclosure that explains the relationship of the trends in reserve development in Note 13 to MD&A and Note 12.

Note 13. Short Duration Contracts, page F-69

2.
As the objective of the short-duration disclosures as outlined in paragraph BC2 of ASU 2015-09 is to provide financial statement users with information to facilitate analysis of the amount, timing, and uncertainty of cash flows arising from insurance contracts and the development of loss reserve estimates, please tell us how the tables you present provide meaningful information to investors. In this regard, the 10 tables you provide present total adverse development of $446.5 million while your financial statements as depicted in the table on page F-68 present only $257.9 million of adverse development. In your response tell us:

•	the amount of prior year development, if any, for accident years older than the earliest year presented in each of the 10 tables referred to above;

•	the lines of business not included in the tables and the prior year development for each of those lines in 2016, including specific discussion of the following:

o
explain why you do not provide any claims development tables for the “other short-duration lines, including foreign exchange” reconciling item, given that it represents the second largest component of your reconciliation of net liability for unpaid loss and loss adjustment expenses as depicted in the table on page F-86;

o	the lines of business that comprise the $1.0 billion in net reserves of these “other short-duration lines;”

o	the net liability for each of the lines in the preceding bullet;

o
why you may believe that any of these lines have development characteristics associated with the exposures that are not representative of your case reserve and claim settlement philosophies as disclosed in the third paragraph on page F-69 and why such lines should not be presented separately or aggregated together in a separate table under ASC 944-40-50-4H;

o	why you do not appear to aggregate any remaining lines (after consideration of those addressed in the preceding sub-bullet) into separate claims development tables; and

o
why this amount is characterized as “including foreign exchange” when presumably each of your claims development tables is presented at the December 31, 2016 exchange rate as disclosed in the eight paragraph on page F-70; and

•	your consideration for disclosing the information in the preceding bullets.

Response:

As reported in Note 12 to the Company’s 2016 Form 10-K, the Company experienced $258 million of prior accident year development in 2016. The tables presented in Note 13, which

Bonnie Baynes
Mark Brunhofer
Division of Corporation Finance
January 19, 2018

indicate 2016 prior year development in the amount of $446 million, is greater than the amount reported in Note 12 by $188 million because the following items included in the tables are properly excluded from prior year development:

Item	Amount
Pre-Acquisition Claims Development	$79 million
Overstatement of 2015 Adjustment in Note 13	$54 million
Favorable Development on Accident Years Prior to 2008	$16 million
Lines of Business Not Included in Note 13	$(13) million
Effect of Foreign Exchange Rates and Other Amounts	$52 million
Total	$188 million

Pre-Acquisition Claims Development at Companies Acquired in 2016

To provide useful information to the users of the financial statements, historical claims development at the 2016 Acquired Companies is reflected in the Note 13 tables, however, it is not reflected in the Consolidated Statements of Income or Note 12, consistent with accounting for Business Combinations. In 2016, the Company acquired ARI Insurance Company, the Republic Group and ANV Holding, B.V. (the “2016 Acquired Companies”). In the period prior to the acquisition date, the 2016 Acquired Companies, in the aggregate, had net increases to reserves of $79 million.

Overstatement of 2015 Adjustment

A management adjustment to the Company’s 2015 reserves that reduced reserves by $54 million, which had been allocated by line of business prior to preparation of the Note 13 tables, was erroneously allocated again to the Specialty Risk and Extended Warranty lines of business in connection with the preparation of the Note 13 tables. This resulted in the understatement of incurred claims in the 2015 accident year in the 2015 column in the Note 13 tables. We will make an immaterial error correction to the affected Specialty Risk and Extended Warranty tables in the 2017 10-K.

Favorable Development on Accident Years Prior to 2008

The Company had $16 million of favorable development for accident years prior to 2008, which was included in Note 12, but not in Note 13.

Bonnie Baynes
Mark Brunhofer
Division of Corporation Finance
January 19, 2018

Net Impact of Development Related to Other Short Duration Lines (Not Included in the Note 13 Tables).

There was a net impact of $(13) million related to reserve development for lines of business that were not included in the Note 13 tables, but contribute to the net prior year development in Note 12. This breaks down as follows:

Net Unfavorable Development in Other Short Duration Lines	$(31) million
Management Reserve Adjustment that Reduced Reserves in Lines of Business Not Included in the Note 13 Tables	$14 million
Salvage and Subrogation Recoveries Not Included in the Note 13 Tables	$4 million
Total	$(13) million

Effect of Changes in Foreign Exchange Rates and Other Amounts

The net amount of the items described above total $136 million. The Company believes that the remaining $52 million difference between Note 12 and Note 13 result from two factors, which the Company reasonably believes impact the prior year development reflected in Note 13, but because of data limitations, have not been quantified : 1) the effect of the change in foreign exchange rates on the change in incurred losses which impact Note 12, but are not present in Note 13; and 2) the change in the Company’s methodology for allocation of IBNR (reserves for incurred but not reported losses) by accident year.

The Company, through its insurance company subsidiaries, conducts business in U.S. dollars, Euros and British Pound Sterling. In order to reconcile Note 12 to Note 13, it is necessary to identify the effect of the change in foreign currency exchange rates on change in incurred losses in Note 12, which does not impact Note 13. Because of data limitations, the Company has not quantified the impact of foreign currency on the change in incurred losses in Note 12. Going forward, the Company expects to definitively quantify the impact of the change in foreign exchange rates to change in incurred losses in Note 12.

The Company has paid loss and case reserve data by accident year for each line of business, but does not have IBNR broken out by accident year for certain U.S. insurance companies or for its European companies. Therefore, the Company breaks out calendar year IBNR by accident year by conducting actuarial studies based on the accident year paid losses and case reserves. Through 2015, the Company utilized outside consulting actuaries to assist in the allocation of IBNR by accident year. In 2016, the Company, as a consequence of the restructuring of its internal actuarial function, allocated IBNR based on internal actuarial studies. The Company believes that, in 2016, the allocation of IBNR was weighted more heavily to earlier accident years than it had been in 2015. This would appear as development in the Note 13 tables. The Company did not seek to quantify this amount because it would require a significant amount of effort, which is not otherwise required.

The Company’s responses to the Staff’s specific comments are as follows:

Bonnie Baynes
Mark Brunhofer
Division of Corporation Finance
January 19, 2018

The amount of prior year development, if any, for accident years older than the earliest year presented in each of the 10 tables referred to above.

Except for $16 million in favorable reserve development in the Company’s Small Commercial Business – Workers’ Compensation line of business related to the Company’s subsidiary, Associated Industries Insurance Company, the Company had no material reserve development associated with accident years 2007 and prior.

Explain why you do not provide any claims development tables for the “other short-duration lines, including foreign exchange” reconciling item, given that it represents the second largest component of your reconciliation of net liability for unpaid loss and loss adjustment expenses as depicted in the table on page F – 86.

The Company did not provide claims development tables for “other short-duration lines” because the item is comprised of multiple individually immaterial distinct items that, as discussed below, have significantly different characteristics. Considering the guidance in ASC 944-40-50-4H, the Company believes that neither the separate presentation of these items nor the aggregation of these items with other items or each other would provide useful information. The largest aggregated reserves represented in the line item arise from five discrete reinsurance transaction that are discussed in more detail below. These transactions, in the aggregate, account for approximately 42% of the net reserves in “Other short-duration lines, including foreign exchange” and 7% of net reserves. None of the transactions, individually, is greater than 2.5% of net reserves.

The Company, upon consideration of ASC 944-40-55-9C, excluded U.S. and certain European short-tail lines of business discussed below. The excluded short-tail lines constitute a small percentage of the Company’s net reserves and do not materially contribute to reserve development. The inclusion of the excluded short-tail lines would not provide meaningful information to investors.

The lines of business that comprise the $1.0 billion in net reserves of these “other short-duration lines.”

The net liability for each of the lines in the preceding bullet.

The following items, described below, are the primary components of “other short duration” lines. The net liabilities associated with each are indicated.

Bonnie Baynes
Mark Brunhofer
Division of Corporation Finance
January 19, 2018

Loss Portfolio Transfers and Reinsurance	$440 million
Majestic Insurance Company and NY Self-Insured Groups	$154 million
Magna Carta	$133 million
Tower Cut-Through	$152 million
Non-Used (U.S. Short-Tail) Lines	$297 million
European Short-Tail Subsidiaries	$187 million
Unique Risk Underwriting Programs	$148 million
Total	$1 billion

Why you may believe that any of these lines have development characteristics associated with the exposures that are not representative of your case reserve and claim settlement philosophies as disclosed in the third paragraph on page F-69 and why such lines should not be presented separately or aggregated together in a separate table under ASC 944-40-50-4H.

As set forth above, approximately 42% of the reserves included in “Other short duration lines ” relates to five distinct reinsurance transactions, which, individually, constitute no more than 2.5% of the Company’s net reserves. The net reserves related to the five transactions, in the aggregate, total $440 million. Specifically, $154 million in workers’ compensation reserves relate to loss portfolio transfers from Majestic Insurance Company and two New York self-insured groups, $133 million in workers’ compensation and commercial property and casualty reserves relate to the Company’s loss portfolio transfer with Magna Carta, and $152 million in workers’ compensation and commercial property and casualty reserves relate to the Company’s Commercial Cut-Through Reinsurance Agreement with Tower in effect in 2014.

Each loss portfolio transfer is a one-time transaction under which the Company assumes a portfolio of insurance liabilities related to multiple accident years. The business acquired through these transactions was not underwritten by the Company and, generally, has significantly different characteristics than business directly underwritten by the Company, such as different workers’ compensation classes, including, for example, California contractors, that have higher severity and concentrations in higher risk exposures. The Company’s management does not consider these transactions, which are included in the Small Commercial Business segment, when evaluating the performance of the segment. Therefore, the Company, upon consideration of ASC 944-55-9B, did not include these transactions in the Note 13 tables for the Small Commercial Business segment.

$297 million relates to “non-used lines,” which represent less than 5% of the Company’s net reserves. A non-used line refers to U.S. short-tail business which includes, U.S. warranty, allied lines, domestic property, surety, fidelity, inland marine and auto physical damage. Because claims in these lines are paid quickly, they generate minimal development. Presenting them in Note 13 would not facilitate analysis of the development of the Company’s loss reserve estimates.

$187 million in net reserves at certain of the Company’s European subsidiaries, which represent approximately 3% of the Company’s net reserves, have been excluded, including Motors Insurance Company, which provides coverage for warranty contracts and National Borg, which is

Bonnie Baynes
Mark Brunhofer
Division of Corporation Finance
January 19, 2018

a surety company. Both companies offer only short-tail coverages. In addition, the Company’s European mortgage insurer, AmTrust Mortgage, which the Company acquired in 2016, is excluded. AmTrust Mortgage is immaterial and is in a unique line of business that pursuant to the guidance in ASC 944-40-50-9C, should not be aggregated with any other of the Company’s lines of business.

The “Other short duration lines” also includes net reserves in the amount of $148 million, approximately 3% of net reserves, on business written by our Unique Risk Underwriting division, which is part of the Company’s Specialty Risk and Extended Warranty segment and includes non-traditional insurance exposures, which do not share any characteristics with the Company’s primary insurance business and were deemed too immaterial to present separately.

[W]hy this amount is characterized as “including foreign exchange” when presumably each of your claims development tables is presented at the December 31, 2016 exchange rate as disclosed in the eight paragraph on page F-70;

In accordance with the guidance, each of the Note 13 tables and “Other short duration lines” is presented at the December 31, 2016 exchange rate. The inclusion of “including foreign exchange” is poor labeling and not intended to indicate that the Company presented “Other short duration lines” on a different basis than any other line of business. We will correct the description for this item in our 2017 10-K.

Your consideration for disclosing the information in the preceding bullets.

The Company’s determination of which lines of business to include in the tables was made in accordance with the guidance set forth in ASU 2015-09. The guidance states that “an insurance entity shall aggregate or disaggregate [the information required to be disclosed] so that useful information is not obscured by either the inclusion of a large amount of insignificant detail or the aggregation of items that have significantly different characteristics.” The extent of aggregation or disaggregation “depends on the facts and circumstances that pertain to the characteristics of the liability for unpaid claims and claim adjustment expenses ….” ASC-40-55-9B directs insurers to consider:

“[How] information about the insurance entity’s liability for unpaid claims and claim adjustment expenses has been presented for other purposes, including all of the following:

a.	Disclosures presented outside the financial statements (for example, in earnings releases, annual reports, statutory filings, or investor presentations)

b.	Information regularly viewed by the chief operating decision maker for evaluating financial performance;

c.
Other information that is similar to the types of information identified in (a) and (b) and that is used by the insurance entity or users of the insurance entity’s financial statements to evaluate the insurance entity’s financial performance or make resource allocation decision.”

The Note 13 tables encompass 83% of the Company’s total net reserves, including the Company’s major Small Commercial Business and Specialty Program lines of business, namely workers’

Bonnie Baynes
Mark Brunhofer
Division of Corporation Finance
January 19, 2018

compensation, commercial automobile liability and other liability, and its major long-tail Specialty Risk and Extended Warranty lines of business, including medical malpractice and professional indemnity.

The Company considered the guidance in ASU 2015-09, including “[How] information about the insurance entity’s liability for unpaid claims has been presented for other purposes …” in evaluating the items included in “Other short duration lines” and determined that the inclusion of the excluded items in the tables would, in the case of the loss portfolio and other reinsurance transactions, obscure the information in the tables by the aggregation of loss development arising out of business underwritten by the Company with loss development on business underwritten at other companies and acquired by the Company pursuant to unique one time transactions. The Company determined that aggregating these individually immaterial unique transactions, which are included in the Small Commercial Business segment, with the Company’s Small Commercial Business lines of business would obscure a financial statement user’s evaluation of the financial performance of the segment.

The other excluded items, non-used lines and European subsidiaries’ business, which are short-tail coverages offered, respectively, in the U.S. and Europe, and the Unique Risk business, which encompasses non-traditional exposures, are included in the Specialty Risk and Extended Warranty segment. Inclusion of the U.S. and European short-tail lines would not materially impact or facilitate analysis of the Company’s reserves. The Company determined that aggregating these individually immaterial lines of business, which are distinct from each other by geography, type of coverage, and in the case of Unique Risk, claim duration, would not be useful or appropriate.

As set forth above, net unfavorable development related to “Other short duration lines” totals $(31) million.

3.
It is apparent from your disclosure on paged F-75 and F-76 that you pay 102.3% and 108.5% of your claims within nine years for the general liability line of your Small Commercial Business segment and the commercial auto line of your Specialty Program segment, respectively. Please tell us why you pay more than your estimated claims and why these payment rates are not indicative of under accrued loss reserves.

Response:

A comparison of the Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance disclosure to the Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance disclosure for each of the lines of business demonstrate that incurred claims always exceed paid claims, confirming that we do not pay more than our estimated claims. The observation that the Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance exceeds 100% is a function of the fact that it is the average of multiple accident years at the same point in time and, as a result, would not necessarily sum to 100%.

4.
You disclose in the last paragraph on page F-79 that you exclude accident year 2008 from all the claims development tables in your Specialty Risk and Extended Warranty segment given the limited volume and predictive value of loss experience. You also disclose that you exclude 2009

Bonnie Baynes
Mark Brunhofer
Division of Corporation Finance
January 19, 2018

accident year information from the Property and Other International and Warranty tables for the same reason. Please tell us why it is appropriate to exclude these accident years from your tables, referencing the authoritative literature you rely upon to support your position. At a minimum, address the following in your response:

•	Provide us the incurred claims and paid claims information that you excluded from each of the tables for accident years 2008 and 2009, including development for each year since 2008.

•	Explain to us why your disclosure does not include 2007 as ASC 944-40-50-4B requires information for up to 10 years and the inclusion of 2008 represents only nine years of information.

•	If appropriate and available, also provide us the information in the first bullet above for the 2007 accident year.

Response:

ASU 2015-09 provides that companies disclose claims development for periods “for which claims incurred typically remain outstanding” and further provides “an insurance entity need not disclose information about claims development for a particular category that occurred earlier than five years before the end of the first financial reporting year in which the amendments are first applied if it is impracticable to obtain the information required to satisfy the disclosure requirement.” As demonstrated by the Average Annual Percentage Payout of Incurred Claims in Note 13, the Company’s claims, with immaterial exceptions, are fully developed within nine year. Therefore, the Company’s presentation of nine years of data meets the purposes of the disclosure.

We excluded 2008 and 2009 from the Specialty Risk and Extended Warranty segment tables because the Specialty Risk and Extended Warranty segment did not include any significant amounts of long-tail business, which is subject to development, until the Company began underwriting medical malpractice insurance in Italy in 2010.

Furthermore, the Company’s European subsidiaries maintain reserve data on an underwriting year basis, which had to be converted to accident year for inclusion in the tables in Note 13. The Company’s attempt to convert that data for 2007, 2008 and 2009, for which there was not a significant amount of business, created anomalous results, which would not provide financial statement users with information that would facilitate analysis of the amount, timing, and uncertainty of cash flows arising from insurance contracts and the development of loss reserve estimates. Notwithstanding the foregoing, the 2008 and 2009 claims development information is attached hereto as Exhibit A.

Finally, we note that the Company implemented a new general ledger system in 2008. The new general ledger system allowed the Company to enhance the reconciliation of reserve data between the source systems and the general ledger. The Company’s prior general ledger system does not have the same detail and functionality as the current system, making disclosure of information for 2007 impracticable.

5.
You disclose a net liability for unpaid loss and loss adjustment expenses for Other International and Warranty claims in the Specialty Risk and Extended Warranty segment of $229.5 million at December 31, 2016 on page F-86 with $242.1 million of claims and allocated claim adjustment expenses in 2016 from the table on page F-84. These amounts appear relatively low in relation

Bonnie Baynes
Mark Brunhofer
Division of Corporation Finance
January 19, 2018

to the $748.9 million of net earned premium for the Warranty line of business for 2016 as disclosed on page F-128. Please tell us whether your warranty business is inherently that profitable or whether you exclude some warranty business from your claims development tables and, if so, why.

Response:

The net earned premium reported on F-128, includes both U.S. and international warranty business. The tables on F-84 and F-86 do not include the U.S. warranty business or warranty business written at certain European subsidiaries, which are not included in the Note 13 tables. (See response to Comment No. 2.) For its European business, the Company excluded subsidiaries which write exclusively short-tail business, but included all business, including short-tail business, written at its largest European insurers.

U.S. warranty incurred losses totaled $456 million in 2016.

Notes to Consolidated Financial Statements
Note 2. Income Taxes, Page F-109

6.
The “adjustments to prior year taxes” in each year presented are material to your effective tax rate. Please tell us the nature and amount of the adjustments in each year presented and explain to us why these adjustments are reflected in the period you recorded them and do not represent the correction of errors in your prior period accounting.

Response:

The following are descriptions of the nature and components of the amounts reported as “adjustments to prior year taxes” in the table reconciling the Company’s statutory income tax expense to its effective income tax expense for the years ended December 31, 2016, 2015 and 2014, along with explanations as to whether the adjustments are reflected in the period recorded, or are out-of-period adjustments representing correction of errors in the Company’s prior period accounting that it deemed immaterial and thus recorded in the current period.

December 31, 2016: The $18 million benefit adjustment to prior year taxes is primarily composed of:

•
a $13 million benefit adjustment to record statutory to GAAP accounting adjustments related to investments. Prior to 2016, the Company followed a non-GAAP policy regarding the statutory to GAAP adjustments related to investments in which no deferred tax asset or liability was recorded. The non-GAAP position was known to management and the Company’s prior auditor, but was accepted as an unrecorded deferred item as such amounts were immaterial. In 2016, the Company decided to follow GAAP for the adjustments and record the accumulated statutory to GAAP adjustment as a deferred tax asset (The adjustment is an out-of-period adjustment recorded in 2016); and

•
a $5 million benefit adjustment for deferred tax previously recorded on a foreign subsidiary that was released in 2016 due to the Company making a full APB 23 permanent reinvestment assertion (2016 change in estimate adjustment reflected in 2016).

Bonnie Baynes
Mark Brunhofer
Division of Corporation Finance
January 19, 2018

December 31, 2015: The $68 million adjustment to prior year taxes is primarily composed of:

•
a $73 million benefit adjustment for the return to provision calculation related to the Company’s 2014 tax return filing in September 2015, which was driven primarily by permanent transfer pricing tax adjustments. During the preparation of its year-end financial statements, the Company identified a potential transfer pricing adjustment that could be required for the reinsurance transaction between its Bermuda and Luxembourg insurance companies, but the Company did not have the time needed to perform the detailed transfer pricing analysis, specifically the identification of comparable transactions required to determine the transfer pricing adjustment and, therefore, did not record a transfer pricing adjustment. While preparing the 2014 tax return, the Company had the time needed to complete the comparable transaction analysis and determine the appropriate transfer pricing adjustment. As result of the facts and detail from the transfer pricing analysis, the Company determined a transfer pricing return to provision benefit adjustment was required. All of the other return to provision adjustments also were changes in estimates that were adjusted to actual for the tax return (a 2015 change in estimate adjustment reflected in 2015); and

•
a $5 million expense adjustment to the deferred tax liability related to the Company’s equity investment in National General Holdings Corp. due to a decrease in the Company’s ownership percentage of National General Holdings Corp., which resulted in the reversal of the implementation of the tax planning strategy adopted in 2014 (and discussed below) and returned the tax rate applied to this investment back to 35% from 10.5% (a 2015 change of estimate adjustment reflected in 2015).

December 31, 2014: The $22 million adjustment to prior year taxes is primarily composed of:

•
a $10 million benefit adjustment to the deferred tax liability related to the Company’s equity investment in National General Holdings Corp. due to the implementation of a tax planning strategy that reduced the tax rate applied to this investment from 35% to 10.5% (which is the dividends received deduction rate) (a 2014 change in estimate adjustment reflected in 2014);

•
a $5 million benefit adjustment for various corrections of errors described in Note 3, “Restatement of Previously Issued Consolidated Financial Statements” in the 2016 Annual Report on Form 10-K (2014 adjustment to previously issued financial statements recorded in 2014); and

•	a $3 million benefit adjustment related to an adjustment to true up the calculated tax expense to the reported tax reserve (a 2014 change in estimate adjustment reflected in 2014).

As described above, the nature and components of the amounts reported as “adjustments to prior year taxes” in the table reconciling income tax expense to the Company’s effective income tax expense for the years ended December 31, 2016, 2015 and 2014 are made up of both out-of-period and current period items. In future filings, the Company will add disclosure to the income tax footnote to explain any unusual items in the rate reconciliation that will be shown as “adjustments to prior year taxes.”

Form 10-Q for the quarterly period ended September 30, 2017

Notes to the Consolidated Financial Statements
Note 6. Loss and Loss Adjustment Expense Reserves, page 26

7.	We note your significant increase in adverse prior period reserve development of $326.9 million and $418.8 million during the three and nine months ended September 30, 2017, over the prior

Bonnie Baynes
Mark Brunhofer
Division of Corporation Finance
January 19, 2018

periods. We also note on page 44 the significant increase in your combined ratios of 134.4% and 109.8% for the three and nine months ended September 30, 2017, over the prior periods, as well as your statement that “although we did not achieve our key growth and profitability measures for the three and nine months ended September 30, 2017, we do not consider this to be a trend.” Given the significance of your adverse development in 2017 and that it appears to continue a trend of increasing adverse development starting in 2016, please tell us the following:

•
The prior year development for each of the first three quarters in 2017 and each of the four quarters in 2016 by segment and by the line of business depicted in your claims development tables in your 2016 Form 10-K as well as lines not depicted in those tables as addressed in comment 2 above.

•	The underlying causes for the development in the prior bullet.

•
The “new and updated data,” as disclosed in the last paragraph on page 27 contributing to the adverse development during the third quarter of 2017 and why this data was not available in earlier periods or, if available, why it was apparently not used in determining your loss reserves in prior periods.

•	How the June 30, 2017 adverse loss development cover agreement with Premia Reinsurance Ltd. as disclosed in Note 15, impacted the net adverse development in the third quarter of 2017.

The prior year development for each of the first three quarters in 2017 and each of the four quarters in 2016 by segment and by the line of business depicted in your claims development tables in your 2016 Form 10-K as well as lines not depicted in those tables as addressed in comment 2 above.

Response:

The 2017 net prior year development, by segment and, within each segment, by certain key lines of business is as follows:

Bonnie Baynes
Mark Brunhofer
Division of Corporation Finance
January 19, 2018

SDC Reporting Segment	SDC Line	Q1-2017	Q2-2017	Q3-2017	Total
		(Amounts in thousands)

Small Commercial Business	WC	$0	$39,319	$88,197	$127,515
	AL	0	3,585	22,765	26,350
	GL	0	9,931	24,113	34,044
	Non-SDC Line	0	(13,684)	2,709	(10,975)
Sub-Total		0	39,151	137,784	176,933
Specialty Program	WC	$0	$10,653	$10,204	$20,857
	AL	0	(7,215)	10,389	3,174
	GL	18,852	22,012	98,656	139,520
	Non-SDC Line	0	(1,013)	728	(286)
Sub-Total		18,852	24,437	119,977	163,266
Specialty Risk and
Extended Warranty	Med Mal	$0	$0	$53,000	$53,000
	Property	0	7,309	15,612	22,921
	Professional Indemnity & Other Liability	0	0	0	0
	Other International & Warranty	0	0	0	0
	Non-SDC Line	0	2,181	549	2,730
Sub-Total		0	9,489	69,162	78,651

Total All		$18,852	$73,077	$326,923	$418,851

For 2016, the quarterly development by segment is set forth below. The table below reflects prior year development as presented in MD&A. We do not have a complete quarterly break down by line of business.

SDC Segment	Q1-2016	Q2-2016	Q3-2016	Q4-2016	Total
Specialty Program	$28,872,105	$36,080,594	$42,593,507	$36,065,605	$143,611,811
Small Commercial Business	36,729,691	(22,833,621)	35,080,211	21,318,335	70,294,616
Specialty Risk	10,350,000	12,934,081	12,934,081	7,616,060	43,834,222
Total	$75,951,796	$26,181,054	$90,607,799	$65,000,000	$257,740,649

The underlying causes for the development in the prior bullet

Bonnie Baynes
Mark Brunhofer
Division of Corporation Finance
January 19, 2018

The underlying causes for the development vary by line of business. A summary of certain high-level causes of the net adverse development reported herein is set forth below.

Specialty Program

The Specialty Program commercial automobile line has experienced both greater frequency and severity than the Company had estimated in previous quarters. The adverse activity in the third quarter was driven by claim severities that were greater than expected (i.e., growing quarter over quarter), trends noted in claim diagnostics (e.g., increasing claims severities), and consistently increasing ultimate loss indications in actuarial studies.

Adverse development in the commercial automobile line is an industry-wide problem. As reported by Conning, Inc., on an industry-wide basis, loss reserve strengthening of $1.5 billion added 7.5 points to the commercial auto liability loss and combined ratios in 2015. See Commercial Automobile Insurance, Fix Me, Please, 2017, Conning, Inc. In 2016, the Company decided to terminate and/or non-renew all mono-line commercial automobile programs and secured significant rate increases commercial automobile coverages offered as part of a package policy.

The adverse development in the Company’s Specialty Program general liability line of business has been driven by poor performing programs, particularly a program known as “PBC”, through which the Company provided general liability coverage related to residential real estate in New York City and surrounding areas and certain public entity excess programs. The PBC program contributed $48 million to the Company’s net adverse development in 2016 and 2017.

The PBC program, which the Company underwrote from 2006 through 2017, when it was cancelled by the Company, consistently performed more poorly than expected, notwithstanding significant efforts to address the causes of the poor results. The Company made changes to the program’s underwriting guidelines, and sought multiple rate increases. Notwithstanding the underwriting changes and rate increases, the program’s results did not improve. As a result, the Company’s estimation of ultimate net losses associated with this program in prior periods turned out to be inadequate.

The Company’s Specialty Program segment also underwrote programs providing general liability coverage to public entities on an excess basis. There is significant uncertainty in estimating the ultimate future claims settlements for public entity excess claims because the coverage is in high excess levels and tend to be low frequency, but high severity. The types of claims that arise from public entity policyholders, such as public schools, and police and fire departments are, from time to time, subject to greater public scrutiny, which results in settlements in greater amounts than contemplated by historical patterns.

Furthermore, because the public entity policyholders had significant self-insured retentions and controlled claims handling, the Company did not have adequate data or information on underlying claims in prior periods to fully evaluate the development of claims which would reach the Company’s excess layers. In 2016, based on a greater than expected number of claims in the primary layers reported to the Company with the potential to reach the Company’s excess layers, the Company recognized net adverse development on public entity programs totaled $48 million.

Bonnie Baynes
Mark Brunhofer
Division of Corporation Finance
January 19, 2018

In 2017, Company continued to monitor and investigate the trends which emerged in 2016 and developed a new actuarial approach designed to address the volatility inherent in this business. The Company completed a comprehensive review of all material public entity programs in the third quarter of 2017, which included receipt and review of necessary data and the use of enhanced stochastic analyses in addition to the Company’s regular reserve process. This review resulted in the Company’s determination to strengthen reserves. The Company recognized $90 million in net adverse development on public entity programs in the third quarter of 2017.

As a result of the foregoing, the Company has cancelled all public entity programs.

Small Commercial Business

In the Company’s Small Commercial Business segment, net adverse development resulted from, primarily, continued deterioration in the segment’s commercial automobile business, emerging trends in the segment’s general liability business, and changes in the mix of New York workers’ compensation business in 2013 and subsequent years, which has resulted in increasing claims severity.

The causes of the adverse trends in the commercial automobile line of business in this segment mirror the causes for the adverse trends in the Specialty Program segment and the industry discussed above. The adverse development in this line is concentrated in accident years 2013 through 2016.

The net adverse development in the segment’s general liability line is the result of several causes: the impact of the settlement of three large 2012 excess and surplus lines claims, the settlement of a large 2014 excess and surplus lines claim, and the results of a claims review, which resulted in a determination in 2017 that certain anticipated benefits related to changes in claims handling could not be achieved for 2014 and 2015 claims.

The net adverse development in the segment’s workers’ compensation business is driven by a higher concentration of New York business in contracting, healthcare and restaurant classes beginning in 2013. In addition, the Company has a California book of business written in its Sequoia Insurance Company subsidiary, which has and continues to outperform the Company’s California business, generally, but has experienced several consecutive quarters of adverse development. In response to this adverse trend, the Company modified the methodology used to establish reserves resulting in an increase in reserves related to recent accident years.

Specialty Risk

Net adverse development in the segment in 2016 resulted, primarily, from development on U.S. general liability programs written on a surplus lines basis by the Company’s Irish subsidiary, AIU-DAC, and medical malpractice business written by the Company’s U.K. subsidiary, AEL, in 2013 and prior years. AIU-DAC wrote certain excess and surplus lines programs, which have experienced significantly greater frequency and severity than anticipated. The Company conducted in-depth actuarial and claim reviews in 2016 and 2017, which indicated that the programs had exposure to long-tail construction defect claims and other high severity claims. In addition, the Company, in 2016, settled one claim for over $7 million, which significantly

Bonnie Baynes
Mark Brunhofer
Division of Corporation Finance
January 19, 2018

exceeded the expectations of the assigned claims adjusters, who had the claim reserved at $200,000 as late as January 2016.

AEL’s pre-2013 medical malpractice business experienced adverse development in 2016 and 2017. The Company has determined that anticipated savings on claims arising under policies issued prior to 2013 are not likely to materialize. In addition, the expected benefits of a law passed in Italy in April 2017 have not been realized as implementation of the law has been delayed indefinitely.

$5.6 million of adverse development related to an unfavorable 2017 court decision on a 2012 Hurricane Sandy claim impacted the segment’s property business and a 2014 professional indemnity claim, which was increased to policy limits.

The “new and updated data,” as disclosed in the last paragraph on page 27 contributing to the adverse development during the third quarter of 2017 and why this data was not available in earlier periods or, if available, why it was apparently not used in determining your loss reserves in prior periods.

The prior period development recognized by the Company as of September 30, 2017 was based on the Company’s Group Reserve Committee’s (the “Reserve Committee”) revised estimate of the Company’s ultimate net loss by lines of business. This revised estimation is based on the various data inputs, including, but not limited to: the latest available paid loss activity, operational changes, and how these inputs impact the Reserve Committee’s prior estimates.

A summary of the information considered by the Reserve Committee by segment and line of business is described below. To some extent, potential trends indicated by the analyses conducted in the third quarter existed in prior quarters, but were determined, in prior periods, to not yet warrant changes in expected development. Generally, potential trends are analyzed over several periods to determine whether they are, in fact, trends or an anomaly. The decision on whether and to what extent to make a change in estimate based on trends is a matter of professional actuarial judgment.

In the third quarter, based on the information and analyses described below and the exercise of judgment with respect thereto, the Reserve Committee concluded that it was appropriate to recognize additional prior period development in the period.

Specialty Program

1.	General Liability

The Reserve Committee considered:

•	For the PBC program, Actual v. Expected analyses based on incurred loss and paid loss data through the periods ended June 30, 2017 and September 30, 2017

•	Actuarial Reserve studies based on June 30, 2017 data with roll-forward to September 30, 2017

Bonnie Baynes
Mark Brunhofer
Division of Corporation Finance
January 19, 2018

•	Actuarial diagnostics performed on the PBC program (case reserves per open claim; paid severities per closed claim; claims closure rates; allocation of ultimate loss by zip code)

•	For public entity programs, current incurred loss and paid loss data in the Company’s excess layer and new data for claims in the underlying layers

•	For public entity programs, an updated pipeline signal claims and large loss report in the quarter

Incurred loss and paid loss data are the key inputs for Actual v. Expected analyses, which the Company uses to monitor the performance of estimates. The review of the Actual v. Expected analysis for PBC indicated that development trended adversely over previous estimates. In addition, the actuarial diagnostics for the PBC program demonstrated that certain rate and underwriting actions taken prior to the cancellation of the program did not have the intended effect on the program’s ultimate losses and indicated that claims severity was increasing.

In addition, the Company hired an actuary dedicated to developing advanced stochastic methods for evaluating the public entity business, which enabled the Company to make more credible loss projections within its layer and to identify claims likely to reach its layer.

Because the analyses performed in the third quarter indicated that development continued to exceed the Company’s expected results based on its previous estimates, notwithstanding rate and underwriting actions taken in prior periods which had been expected to have a positive impact, the Reserve Committee determined it was appropriate to increase the Company’s estimate of ultimate net loss.

2.	Commercial Automobile

The Reserve Committee considered:

•	Actual v. Expected analyses based on incurred loss and paid loss data through the periods ended June 30, 2017 and September 30, 2017

•	Actuarial Reserve studies based on June 30, 2017 data with roll-forward to September 30, 2017

•	Industry trends

•	Actuarial diagnostics performed within the reserve studies

•	Updated data regarding return of deductibles in connection with the KFB program

The Actual v. Expected analyses performed in the third quarter indicated that reserves trended adversely from previous estimates, consistent with industry trends. In addition, actuarial diagnostics performed in the quarter indicated that claims severity was higher than previously estimated. Based on its consideration of foregoing, the Reserve Committee decided it was appropriate to increase the Company’s estimate of ultimate net loss as of the end of the quarter.

3.	Workers’ Compensation Programs

The Reserve Committee considered:

Bonnie Baynes
Mark Brunhofer
Division of Corporation Finance
January 19, 2018

•	Actual v. Expected analyses based on incurred loss and paid loss data through the periods ended June 30, 2017 and September 30, 2017

•	Actuarial Reserve studies based on June 30, 2017 data with roll-forward to September 30, 2017

•	Industry trends

•	Actuarial diagnostics performed within the reserve studies

Based on the analyses described above that were conducted in the third quarter, the Reserve Committee determined that it was appropriate to increase the Company’s estimate of ultimate net loss.

Small Commercial Business

1.	Workers’ Compensation

The Reserve Committee considered:

•	Actual v. Expected Analyses based on incurred loss and paid loss data through July 31, 2017

•	Actuarial Reserve studies based on July 31, 2017 data with roll-forward to September 30, 2017

•	In-depth pricing studies regarding New York business

•	Actuarial diagnostics performed in the course of the reserve analysis performed in the quarter

Review of the Actual v. Expected analyses performed in the third quarter indicated that reserves were trending adversely from previous estimates. The in-depth pricing studies performed in the third quarter indicated that frequency of New York indemnity claims was increasing, the mix of business underwritten had shifted toward contracting, healthcare and fast food restaurant classes, and large account performance with not in line with underwriting expectations. The actuarial diagnostics performed in connection with the reserve analysis indicated an increase in paid claims severity, particularly with respect to accident years 2013 through 2016.

In addition, the analyses performed in the third quarter indicated that the reserves required for California workers’ compensation based on the unadjusted incurred loss development method, which the Company historically had relied on for setting reserves for California workers’ compensation, was converging with the reserves indicated by other methodologies, consistent with a higher estimate.

Based on its consideration of the foregoing, the Reserve Committee decided that it was appropriate to increase in the Company’s estimate of ultimate net loss as of the end of the quarter.

2.	Commercial Auto

The Reserve Committee considered:

•	Actual v. Expected analyses based on incurred loss and paid loss data through July 31, 2017

Bonnie Baynes
Mark Brunhofer
Division of Corporation Finance
January 19, 2018

•	Actuarial Reserve studies based on July 31, 2017 data with roll-forward to September 30, 2017

•	Actuarial diagnostics performed in the quarter
•Industry trends

•	Increasing frequency of large claims in the Company’s ARI Insurance Company subsidiary

•	Increasing severity of claims in the Company’s core auto segments

The Actual v. Expected analyses performed in the third quarter indicated that reserves were trending adversely from previous estimates. Actuarial diagnostics performed in the quarter indicated that claim severity is higher than previously estimated. Adverse industry trends continued in the commercial automobile line.

Based on its consideration of foregoing analyses, the Reserve Committee determined that it was appropriate to increase the estimate of ultimate net loss as of the end of the quarter.

3.	General Liability

The Reserve Committee considered:

•	Actual v. Expected analyses based on incurred loss and paid loss data through July 31, 2017

•	Actuarial Reserve studies based on July 31, 2017 data with roll-forward to September 30, 2017

•	Actuarial diagnostics performed in the quarter

•	Industry trends

•	Evaluation of expected benefit on reduction of claim costs for accident years 2016 and prior

Generally, the company’s Actuarial department reviews the general liability business every other quarter. In the second quarter 2017, the Actuarial department conducted a full reserve study with respect to the Company’s excess and surplus lines general liability business. Given the trends observed in the second quarter study, the Actuarial Department, at the request of the Reserve Committee, performed a second reserve study and additional Actual v. Expected analyses for the excess and surplus lines business in the third quarter. The second set of analyses indicated further development, leading to a change in estimate. Anticipated benefits resulting from a claims study performed for the Company, which indicated significant potential cost savings, was not confirmed by the data.

Based on its consideration of the foregoing information, the Reserve Committee determined that it was appropriate to increase the estimate of ultimate net loss as of the end of the third quarter.

Specialty Risk and Extended Warranty

1.	Medical Malpractice

The Reserve Committee considered:

Bonnie Baynes
Mark Brunhofer
Division of Corporation Finance
January 19, 2018

•	Lack of support for anticipated claims savings

•	Uncertainty in legal environment

A management adjustment had been made to the Company’ medical malpractice reserves in anticipation of cost savings related to claims in accident years through 2013 in connection with the reorganization of the claims department, the use of internal claims adjusters, fraud monitoring and preventions and other efforts which were implemented in 2015. Furthermore, the Reserve Committee in the third quarter determined the anticipated benefits arising from the law enacted in Italy on April 1, 2017 was not likely as implementation of the law had been delayed and was likely to be delayed indefinitely.

Having considered the impact of these anticipated, but unrealized, changes in the quarter, the Reserve Committee decided to eliminate the adjustment in the third quarter.

2.	Property

The Reserve Committee considered:

•	The impact of the unfavorable 2017 court decision affecting a 2012 Hurricane Sandy claim.
How the June 30, 2017 adverse loss development cover agreement with Premia Reinsurance Ltd. as disclosed in Note 15, impacted the net adverse development in the third quarter of 2017.

The full amount of the adverse development in the second quarter and third quarter has been fully ceded to the Premia adverse cover, which eliminated the economic impact of the development to the Company.

The Premia adverse loss development cover incepted in the second quarter. Notwithstanding the availability of the cover, the Reserve Committee determined that the Company’s second quarter data and actuarial analyses warranted a $73 million increase in aggregate net reserves with respect to prior periods.

For the three month period ended September 30, 2017, the Company’s actuarially recommended estimate of prior year development totaled $315 million. Although the Company’s actuaries were aware of the availability of the adverse development cover in both the second and third quarters, their actuarial recommendations were based on the results of the robust analyses described herein. The Reserve Committee, giving consideration to the range and relative imprecision of actuarial estimates and the extent of the adverse development indicated in recent quarters, determined management's best estimate at September 30, 2017, which resulted in the full utilization of the limit available under the adverse development cover. Therefore, there was no net adverse development in the period.

Bonnie Baynes
Mark Brunhofer
Division of Corporation Finance
January 19, 2018

In connection with our response to your Comment Letter, we hereby acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the above-referenced filings. We trust that you will find the foregoing to be responsive to the Staff’s comments. Please contact the undersigned at (646) 458-7948 if you require any further information.

Sincerely,

/s/ Adam Karkowsky

Adam Karkowsky, EVP - Chief Financial Officer

cc:     Maureen Downie, KPMG LLP
Catherine Miller, AmTrust Financial Services, Inc.

Exhibit A

Specialty Risk & Extended Warranty - Property

International - Property
in millions
	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,

Accident	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Year	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
2007	—	—	—	—	—	—	—	—	—	—
2008	—	0.1	1.4	0.7	1.8	2.1	2.3	2.4	2.4	2.3
2009	—	—	4.8	19.0	33.2	38.8	41.3	38.5	39.6	37.7
2010	—	—	—	56.0	114.5	138.9	146.2	146.5	146.5	137.5
2011	—	—	—	—	138.5	170.6	191.4	190.7	189.6	180.8
2012	—	—	—	—	—	161.6	149.3	148.6	145.7	140.6
2013	—	—	—	—	—	—	146.5	143.3	140.6	135.3
2014	—	—	—	—	—	—	—	140.3	127.0	126.5
2015	—	—	—	—	—	—	—	—	118.9	130.6
2016	—	—	—	—	—	—	—	—	—	165.8
									Total	$1,056.9

International - Property
in millions
	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,

Accident	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Year	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
2007	—	—	—	—	—	—	—	—	—	—
2008	—	0.2	1.4	0.6	1.6	2.0	2.2	2.3	2.3	2.2
2009	—	—	4.4	6.7	25.5	33.8	37.7	36.3	38.5	36.6
2010	—	—	—	7.9	62.3	99.0	119.5	128.7	140.2	132.4
2011	—	—	—	—	57.2	122.7	157.4	171.4	178.5	173.2
2012	—	—	—	—	—	50.7	107.6	128.8	136.7	131.7
2013	—	—	—	—	—	—	43.8	92.7	116.9	118.5
2014	—	—	—	—	—	—	—	53.6	96.5	107.5
2015	—	—	—	—	—	—	—	—	52.9	87.8
2016	—	—	—	—	—	—	—	—	—	57.9
									Total	$847.8
					All outstanding liabilities before 2007, net of reinsurance					0.0
				Liabilities for claims and claim adjustment expenses, net of reinsurance						$209.1

Specialty Risk & Extended Warranty - Med Mal

International - Medical Malpractice
in millions
	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,

Accident	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Year	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
2007	—	—	—	—	—	—	—	—	—	—
2008	—	—	—	—	—	—	—	—	—	—
2009	—	—	0.1	0.2	0.4	0.5	0.6	0.6	0.6	0.6
2010	—	—	—	34.2	48.1	60.6	69.0	70.7	72.2	76.5
2011	—	—	—	—	67.3	91.4	102.5	104.1	109.8	117.3
2012	—	—	—	—	—	100.4	117.7	121.6	129.5	135.1
2013	—	—	—	—	—	—	120.0	122.6	131.6	138.2
2014	—	—	—	—	—	—	—	107.3	105.2	115.7
2015	—	—	—	—	—	—	—	—	92.7	102.5
2016	—	—	—	—	—	—	—	—	—	108.4
									Total	$794.3

International - Medical Malpractice
in millions
	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,

Accident	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Year	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
2007	—	—	—	—	—	—	—	—	—	—
2008		—	—	—	—	—	—	—	—	—
2009			—	0.0	0.2	0.4	0.5	0.5	0.5	0.6
2010				3.3	16.9	34.9	47.2	53.2	61.0	65.3
2011					10.9	25.9	46.1	61.2	74.9	84.5
2012						5.3	20.8	44.3	60.0	76.5
2013							4.7	24.3	42.9	63.6
2014								7.5	22.9	42.2
2015									6.2	20.9
2016										7.2
									Total	$360.8
					All outstanding liabilities before 2007, net of reinsurance					—
				Liabilities for claims and claim adjustment expenses, net of reinsurance						$433.6

Specialty Risk & Extended Warranty - Professional Indemnity and Other Liability

International - Other Liability
in millions
	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,

Accident	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Year	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
2007	—	—	—	—	—	—	—	—	—	—
2008	—	(0.3)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2009	—	—	(0.1)	1.0	2.0	6.2	5.9	5.2	3.7	4.2
2010	—	—	—	35.2	44.7	58.1	66.4	70.8	72.6	73.1
2011	—	—	—	—	93.3	121.5	133.6	146.6	154.7	157.1
2012	—	—	—	—	—	107.6	119.3	132.3	141.6	150.9
2013	—	—	—	—	—	—	104.1	113.8	131.8	148.0
2014	—	—	—	—	—	—	—	163.3	177.9	208.6
2015	—	—	—	—	—	—	—	—	161.8	192.9
2016	—	—	—	—	—	—	—	—	—	189.2
									Total	$1,123.9

International - Other Liability
in millions
	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,

Accident	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Year	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
2007	—	—	—	—	—	—	—	—	—	—
2008	—	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2009	—	—	0.0	0.2	1.1	1.8	2.8	3.4	3.3	3.2
2010	—	—	—	1.9	17.8	30.5	39.6	49.9	57.1	57.9
2011	—	—	—	—	17.5	49.4	73.3	100.6	117.0	118.5
2012	—	—	—	—	—	18.9	41.1	65.1	92.0	100.6
2013	—	—	—	—	—	—	11.0	30.8	64.9	86.7
2014	—	—	—	—	—	—	—	20.6	61.8	94.4
2015	—	—	—	—	—	—	—	—	23.8	53.3
2016	—	—	—	—	—	—	—	—	—	23.9
									Total	$538.5
					All outstanding liabilities before 2007, net of reinsurance					2.3
				Liabilities for claims and claim adjustment expenses, net of reinsurance						$587.7

Specialty Risk & Extended Warranty - Other International and Warranty

International - Excluded
in millions
	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,
Accident	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Year	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
2007	7.4	(13.3)	(7.5)	3.3	9.2	11.4	13.8	13.6	13.9	13.6
2008	—	(17.7)	(11.9)	6.1	16.5	20.0	22.9	23.0	23.3	22.2
2009	—	—	(11.6)	8.5	20.5	25.0	27.6	28.8	28.7	26.7
2010	—	—	—	29.7	47.2	58.5	65.6	68.1	69.3	65.5
2011	—	—	—	—	69.3	86.4	99.7	103.9	108.2	103.4
2012	—	—	—	—	—	83.5	109.2	118.6	123.7	120.2
2013	—	—	—	—	—	—	167.6	177.2	187.3	188.8
2014	—	—	—	—	—	—	—	149.1	167.9	186.4
2015	—	—	—	—	—	—	—	—	155.0	191.0
2016	—	—	—	—	—	—	—	—	—	198.3
									Total	$1,116.0

International - Excluded
in millions
	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,

Accident	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Year	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
2007	4.9	(12.1)	(7.2)	2.8	8.7	11.0	12.4	13.1	13.6	13.0
2008	—	(10.1)	(11.0)	5.0	15.4	19.2	21.5	22.4	23.0	21.9
2009	—	—	(8.5)	5.1	17.3	22.4	25.6	27.2	27.9	26.5
2010	—	—	—	5.3	30.1	47.2	58.2	62.9	66.3	63.3
2011	—	—	—	—	25.9	61.1	82.3	93.6	101.9	98.5
2012	—	—	—	—	—	36.2	81.2	102.7	114.2	113.5
2013	—	—	—	—	—	—	70.4	132.5	162.7	170.4
2014	—	—	—	—	—	—	—	65.7	134.0	155.6
2015	—	—	—	—	—	—	—	—	83.0	141.3
2016	—	—	—	—	—	—	—	—	—	84.5
									Total	$888.4
					All outstanding liabilities before 2007, net of reinsurance					1.9
				Liabilities for claims and claim adjustment expenses, net of reinsurance						$229.5

A-4